EXHIBIT A


                                  RESIGNATION

                                      AND

                           GENERAL RELEASE AGREEMENT


        This Resignation and General Release Agreement ("Agreement") made this 9th day of June 1995, by and between Stephen S. Marks (the "Employee"), an individual, and Lillian Vernon Corporation (the "Company"), a corporation, is a resignation agreement which includes a general release of claims.

        In consideration of the covenants undertaken and the releases contained in this Agreement, the Employee and the Company agree as follows:

        1. Voluntary Resignation. The Employee acknowledges that he voluntarily resigned from his position as president and as an employee of the Company (and its subsidiary) and in any and all other capacities effective May 29, 1995.

        2. Letter of Reference; No Disparagement. (a) The Company agrees that it will not in any way disparage the Employee. The Employee acknowledges that with respect to employment references, it is the policy of the Company to verify position held and dates of employment, and to verify salary level only if the former employee had provided his salary to the individual conducting the reference check. In addition to this information, if requested, the Company will advise references, that the Employee left the Company through a mutually agreeable decision, based upon changes in management direction and organization.

        (b) Employee for his part agrees he will not in any manner disparage the Company or its directors, officers or employees and shall answer inquiries concerning his resignation in a manner consistent with the Company's response to such inquiries, namely, that the Employee left the Company through a mutually agreeable decision, based upon changes in management direction and organization.

        3. Severance and Other Benefits. (a) The Company agrees to pay to Employee a total of Three Hundred Fourteen Thousand Five Hundred ($314,500) Dollars (the "Full Severance Amount") in full satisfaction of the Company's obligations to Employee under Section 4(b) of the Employment Agreement between Employee and the Company dated June 25, 1993 (the "Employment Agreement"). The Full Severance Amount less applicable withholding and payroll taxes shall be paid to Employee by the Company on the date this Agreement becomes non-revocable.

        (b) The Employee's Company paid individual health, dental and life insurance coverage will be in force until August 31, 1995. The Employee will be eligible for COBRA continuation coverage rights, effective September 1, 1995 for a period of eighteen (18) months. The monthly COBRA premium rates are $578.75 for family medical and $50.15 for family dental per month, and are subject to future adjustments in COBRA premium rates.

        (c) The Employee will receive payment for nineteen



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(19) days of accrued vacation pay upon the date this Agreement becomes non-
revocable.

        (d) Employee and the Company agrees that of the seventy five thousand (75,000) option shares granted to Employee pursuant to the Employment Agreement twenty five thousand (25,000) option shares have vested (which Employee may exercise until August 28, 1995) and the balance of fifty thousand (50,000) option shares are hereby deemed cancelled and of no further force or effect as of this date. The Employee agrees that all other options granted to him by the Company including the grant of thirty thousand (30,000) option shares on July 20, 1994 are hereby deemed cancelled and of no further force or effect as of this date. The Company will cause its counsel to issue an opinion letter to the Company's transfer agent to the effect that the five thousand (5,000) shares granted to Executive under the Employment Agreement and any shares acquired by Executive pursuant to the exercise of the twenty five thousand (25,000) vested option shares have been registered and are freely tradeable.

        (e) Employee acknowledges that he is indebted to the Company in the amount of Seventeen Thousand One Hundred Thirty Four Dollars and Twenty Seven Cents ($17,134.27) and agrees to pay the same to the Company on the date this Agreement becomes non-revocable.

        (f) The Employee will immediately return to the Company all Company property including, without limitation,


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credit cards, keys and the Company leased automobile used by him.

        4. Release. (a) In exchange for the consideration provided for in this Agreement, Employee, for himself and his heirs, executors, administrators and assigns (collectively the "Releasor") forever waive, release and discharge the Company and its affiliates, successors and assigns, past and present officers, directors, employees and agents, and any fiduciaries of any employee benefit plan or policy of the company (collectively, "Releasees"), from any and all claims, demands, causes of action, fees and liabilities and expenses (inclusive of attorneys' fees) of any kind whatsoever, whether known or unknown, which Employee ever has or now has against Releasees by reason of any actual or alleged act, omission, transaction, practice, conduct, occurrence, or other matter up to and including the date of this Agreement, including but not limited to, any claims under Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act, as amended, the Age Discrimination in Employment Act, as amended, and/or any other Federal, state or local law (statutory or decisional), regulation or ordinance, and or any claims under the Employment Agreement and/or claims with respect to severance pay, vacation pay, holiday pay, bonus payments, sick leave, life insurance, group medical insurance, workmen's compensation or disability claims, participation in the Company's Profit Sharing Plan or in the 401K plan except to the extent of the Employee's own contributions to the 401K plan.

        (b) The foregoing release shall not apply to any claim

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for unemployment compensation or any claim relating to the enforcement of
Employee's rights under this Agreement. The Company knows of no reason to oppose and will not oppose an unemployment claim.

        (c) Employee acknowledges that he has been advised by the Company to consult an attorney and his financial advisor before signing this Agreement and that he has executed this Agreement with the waiver and release set forth above after having the opportunity to consult with an attorney and his financial advisor and to consider the terms of this Agreement for at least twenty-one
(21) days. Employee further acknowledges that he has read this Agreement in its entirety, that he understands all of its terms, and that he knowingly and voluntarily assents to all of the terms and conditions contained herein including, without limitation, the waiver and release of his right to claims arising under the Age Discrimination in Employment Act, as amended.

        (d) This Agreement shall not become effective until the eighth day following Employee's execution of this Agreement and Employee may at any time prior to the effective date revoke this Agreement by giving written notice of such revocation to the Company attention: Larry Blum.

        (e) Employee agrees that he will not disclose to any entity or other person the terms and conditions of this Agreement without the prior written consent of an appropriate officer of the Company, except that he may disclose the terms of this


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Agreement to his spouse, attorney, financial advisor and/or accountant, provided that they agree to maintain the confidentiality of the terms hereof.

        5. Restrictive Covenant, Non-Solicitation of Employees and Non-
Disclosure.

        (a) The parties agree that the provisions of this section supersede and replace the provisions of Section 5(a) of the Employment Agreement. Executive agrees that he will not (prior to May 31, 1996) directly or indirectly compete with the Company or any of its subsidiaries or render advice or services to or be employed by or represent or be an agent for or participate as a stockholder, partner or joint venturer or have any direct or indirect interest in any person, firm or corporation whose business in whole or in part directly or indirectly competes with the business of the Company in that it sells gift, household, gardening, decorative, Christmas and children's products (except childrens' apparel) by catalog. The foregoing shall not be construed to prevent employee owning less than a two (2%) percent interest in any publicly held corporation even if such corporation competes with the Company.


        (b) Commencing immediately and until May 31, 1996, Employee agrees that he will not solicit or otherwise induce any employee of the Company or its subsidiaries to leave the employ of the Company or such subsidiaries or to become associated, whether as an employee, officer, partner, director, consultant or otherwise, with any business organization, including, but not



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limited to a competitor.

        (c) The Employee shall return to the Company and shall not take or copy in any form or manner lists of customers, prices sources, marketing plans, and similar confidential materials or information.

        (d) Without the prior written consent of the Company, except to the extent required by an order of a court having competent jurisdiction or under subpoena from an appropriate government agency, Employee shall not disclose any trade secrets, customer lists, sources of supply, product development and related information, marketing plans and related information, sales plans and related information, management organization and related information (including data and other information related to members of the Board and management), operating policies and manuals, business plans and related information, financial records and related information, packaging design and related information or other financial, commercial, business or technical information related to the Company or any of its subsidiaries to any third person unless such information has been previously disclosed to the public by the Company or has become public knowledge other than by a breach of this Agreement.

        6. General. (a) This Agreement shall be binding upon and inure to the benefit of the heirs, trustees, executors, administrators, successors and assigns of the respective parties. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall


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constitute the same instrument. This Agreement shall be governed by and subject to the laws of the State of New York without giving effect to its conflict of laws rules.

        (b) All payments and benefits contemplated hereunder shall be subject to withholding in accordance with applicable Federal, state, or local law. If a withholding payment becomes due in connection with the exercise of a Company stock option or sale of Company stock by the Employee, then Employee agrees promptly upon request to pay to the Company any amount due to be withheld by the Company.

        (c) This Agreement contains a complete statement of all the arrangements between Employee and the Company with respect to his employment and his resignation and the termination of his employment with the Company and supersedes all existing agreements, whether written or oral, between Employee and the Company concerning Employee's employment or such resignation and termination.

        (d) The Company expressly denies any violation of Employment Agreement or any other agreements with Employee, or any of its policies, procedures, Federal, state or local laws or regulations. Accordingly, while this Agreement resolves all issues between the Company and the Employee relating to any alleged violation of its prior agreements with Employee, Company policies or procedures or any Federal, state or local law or regulation, this Agreement does not constitute an adjudication or finding on the merits and it is not, and shall not be construed


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as, an admission by the Company of any violation of its policies, procedures,
Federal state or local laws or regulations. Simultaneously, the Employee expressly denies any violation of the Employment Agreement or any other agreements with the Company of any of the Company's policies or of any of his obligations as an employee of the Company. Moreover, neither this Agreement nor anything in this Agreement shall be construed to be or shall be admissible in any proceeding as evidence of or an admission by the Company of any violation of the Employment Agreement or the Company's policies, procedures, Federal, state or local laws or regulations. Likewise, neither this Agreement nor anything in this Agreement shall be construed to be or should be admissible in any proceeding as evidence of or an admission by the Employee of any violation by him of the Employment Agreement or any of the Company's policies or any of his obligations to the Company as an employee. This Agreement may be introduced, however, in any proceeding to enforce this Agreement. Such introduction shall be pursuant to an order protecting its confidentiality.

        IN WITNESS WHEREOF, the parties have executed this Agreement this year and date first above written.


                                          LILLIAN VERNON CORPORATION


                                          By: ______________________


                                          __________________________
                                               STEPHEN S. MARKS

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